TEVA AND TAKEDA AGREE TO COMMERCIALIZE
RASAGILINE FOR PARKINSON’S DISEASE TREATMENT IN JAPAN

Jerusalem and Tokyo, April 28, 2014 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Takeda Pharmaceutical Company Limited (Takeda) have signed an agreement allowing Takeda to commercialize Teva’s innovative treatment for Parkinson’s disease, rasagiline* (active ingredient) in Japan.

Developed by Teva, rasagiline tablets are approved in over 40 countries for the treatment of Parkinson’s disease. Teva developed this product and received its first approval in 2005 in Israel and Europe, and is currently working towards the acquisition of marketing approval of this product in Japan. Under the terms of the agreement, Takeda will develop rasagiline tablets for the Japanese market and submit a New Drug Application for registration of the product in Japan. The financial details of the agreement are confidential.

Rasagiline is a monoamine oxidase B (MAO-B) inhibitor which is presumed to act by increasing available synaptic dopamine in the brain which may improve the motor symptoms characteristic of Parkinson’s disease.

Teva and Takeda announced an agreement in December 2013, to develop glatiramer acetate* (active ingredient) for the treatment of multiple sclerosis. Recognizing a high unmet need in the treatment options for Parkinson’s disease in Japan, the two companies have now entered into a further agreement in the CNS category.

“This agreement represents Teva’s continued commitment to introducing our innovative medicines to patients in Japan,” stated Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “Rasagiline has an established safety and efficacy profile and is currently approved for use in over 40 countries, and will be an important product for Japan, where the number of available treatment options for Parkinson’s disease remains limited.”

“It is estimated there are about 150,000-180,000** people diagnosed with Parkinson’s disease in Japan, many of whom are waiting for a new treatment option,” said Nancy Joseph-Ridge, M.D., General Manager of Takeda’s Pharmaceutical Development Division. “We will continue working on the development in cooperation with Teva so that we can bring this medicine  to Japanese patients as quickly as possible.”

• While Rasagiline and Glatiramer Acetate are marketed globally as Azilect® and Copaxone® respectively, their product names have not yet been approved in Japan.

• Parkinson’s disease treatment guideline 2011, supervised by Japan Society of Neurology

About Rasagiline
Rasagiline is indicated for the treatment of the signs and symptoms of Parkinson’s disease (PD) both as initial therapy alone and to be added to levodopa later in the disease.

Side effects seen with rasagiline alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

See additional important information at www.azilect.com/Resources/pdf/PrescribingInformation.pdf

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

About Takeda
Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to strive towards better health for people worldwide through leading innovation in medicine. Additional information about Takeda is available through its corporate website, http://www.takeda.com

Japan Media contacts
Teva Pharma Japan Inc.
Corporate Communication Division
Tel: +81-52-459-2001

Takeda Pharmaceutical Company Limited
Corporate Communications Dept. (PR/IR)
Tel: +81-3-3278-2037

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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